

Mail Stop 3561

October 3, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Larry N. Lunan
President, Chief Executive Officer and acting Chief Financial Officer
Paladin Holdings, Inc.
2344 Woodridge Avenue
Kingsport, TN 37664

   Re: Paladin Holdings, Inc.
     Form 10-KSB for the year ended December 31, 2007
     File No. 000-50059

Dear Mr. Lunan:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operation

Results of Operations – Year Ended December 31, 2007 and 2006

1. Please completely revise your discussion of year over year changes to focus on your continuing operations. Your explanations of year over year decline in all categories resultant from the spin-off, while necessary and informative, should be supplemented by explanations of the year over year changes in motorcycle segment revenue and a discussion of the future of that line of business. Please include a draft of your intended disclosure with your response.

Liquidity and Capital Resources

Liquidity and Plans Over the Next Twelve Months

2. We note from your disclosure here that you believe you will become cash flow-positive in the third quarter of fiscal 2008 with the infusion of $1,000,000 in working capital. From your disclosure it is unclear if this infusion is related to the $2,000,000 asset-based line of credit discussed in the next sentence, or whether such infusion is related to operations. Please revise your disclosure to indicate the source of the working capital infusion, and, if not from operations, please make further revisions to this section to include how you plan to attain positive operating cash flow. Please include a draft of your intended disclosure with your response.

Critical Accounting Policies and Estimates

Revenue Recognition

3. Please revise to include a discussion of your revenue recognition policy. We note that you have included a heading for revenue recognition, but the related discussion appears to have been omitted from your filing. Also, a description of your revenue recognition policy should be included in Note 1 to your financial statements.

Item 7. Financial Statements

Consolidated Balance Sheets

4. We note that you have presented the line item "Goodwill – Investments in Contracts" within Other Assets on your Consolidated Balance Sheets. It is unclear from this presentation and further disclosure in your Notes to Financial Statements whether you consider this item to be goodwill or an intangible asset. According to Note 1, this balance is directly associated with your acquisition of the assets, specifically the name "American Eagle Manufacturing Company." As such, this amount should be

recognized separately from goodwill. See paragraphs A19 and A29 through A34 of SFAS 141(R). Please revise.

5. Based on your current disclosure, it is unclear what useful life you have assigned to your approximately $230,000 investment in the contracts related to American Eagle Manufacturing Company. Please clarify. See paragraphs 11 – 14 of SFAS 142 for guidance.

6. As a related matter, in light of the going-concern opinion and negative cash flow generated by your motorcycle segment, please explain to us why you believe the approximately $230,000 investment in the contracts related to American Eagle Manufacturing Company is not impaired as of December 31, 2007.

Consolidated Statements of Income

7. Please revise the title of this statement to indicate it is a consolidated statement of operations, as you did not earn income for the year ended December 31, 2007.

8. Please tell us your basis in GAAP for presenting net comprehensive income per share on the face of this statement, or remove such presentation as it does not appear to comply with the computational guidance set forth in SFAS 128.

9. For each year an income statement is presented, please provide to us a break down and rollforward of the components of other comprehensive income.

Consolidated Statement of Changes in Stockholders' Equity

10. Please explain to us and add footnote disclosure to indicate the facts and circumstances surrounding the $250,000 of "purchase price adjustments."

11. Please explain to us and revise your disclosure to indicate the facts and circumstances surrounding the conversion of $250,000 in debt to 2,500,000 shares of common stock. Include in your response and your revised disclosure how and when such conversion was negotiated, how the conversion price compared to the market value of your common stock, and how the gain or loss on extinguishment, if any, was recorded.

12. Consolidated Statement of Cash Flows

13. With respect to the $1,765,672 and $1,926,764 of write downs in 2007 and 2006, respectively, please identify the investment that was written down and tell us how the amounts of these write downs were determined.

Note 3 – Investments

14. We note from your balance sheet presentation that you have approximately $1 million in investments classified as a current asset at December 31, 2006, and that such amount decreases to approximately $48,000 at December 31, 2007. Please tell us and revise Note 3 to discuss the facts and circumstances surrounding the recording of this asset, including composition, accounting treatment, and how such treatment is in accordance with GAAP. Please provide us with a draft of your proposed disclosure.

15. From disclosure included elsewhere in your filing, it appears that you still own 25% of Southland Health Services, and that Southland qualifies as a significant equity investee because your investment in Southland constitutes 20% or more of your consolidated assets. As such, pursuant to APB 18 and Article 8 of Regulation S-X, please revise this disclosure to include the sales, gross profit, net income (loss) from continuing operations and net income or loss of Southland for all periods an income statement is presented. Your quarterly filings should be similarly revised.

16. Further, please tell us how you recorded your share of the earnings or losses of Southland Health Services for the year ended December 31, 2007, and how such amount is reflected in your financial statements.

Note 6 – Related Party Transactions

17. Please revise your cross-reference here related to your facilities leased from a minority stockholder to the correct note, Note 7. Please also revise the disclosure in Note 7 to indicate whether the lease rate is comparable to rates available in the open market.

Note 11 – Deferred Income Taxes

18. Please revise your presentation to present all of the disclosures required by paragraphs 43 through 49 of SFAS 109. Your quarterly filings should be similarly revised. Please include a draft of your revised disclosure with your response.

Note 12 – Note Receivable

19. Your disclosure here indicates an outstanding judgment of $550,000, while your balance sheet indicates a recorded value of $385,187. Please explain the reason for the difference and add disclosure to further explain the facts and circumstances with respect to this receivable, including whether or not you believe such amount is fully collectible and the reason(s) supporting your decision.

Note 13 – Segment Information

20. Please revise Note 13 to present the disclosures required for each segment by paragraph 17 of SFAS 131 for each year an income statement is presented. Specifically, you have excluded the required information for the year ended December 31, 2007, a year during which both segments had operations.

Note 14 – The Spinoff

21. Please tell us and add disclosure to Note 14 to explain how you recorded the stock dividend reflected in your Statement of Stockholders' Equity.

Item 8A. Controls and Procedures.

22. It appears you have omitted management's assessment of internal control over financial reporting, as required under Item 308T of Regulation S-B. It also appears you provided management's assessment of disclosure controls and procedures, as required under Item 307 of Regulation S-B, under the wrong heading.. In addition, please revise your discussion of Disclosure Controls and Procedures to include the fact that you omitted the required assessment of internal control over financial reporting. For guidance, you may find the following documents helpful:
- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;
- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf;
- and the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: http://www.sec.gov/info/smallbus/404guide.shtml.

23. As a related matter, we note that your have evaluated your disclosure controls and procedures as "ineffective." Please tell us and revise your disclosure to indicate the material weaknesses found, and steps you have taken to mitigate and correct the ineffectiveness.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Consolidated Statement of Income

24. Please tell us your basis in GAAP for presenting net loss from operations per share on the face of this statement, or remove such presentation as it does not appear to comply with the computational guidance set forth in SFAS 128.

Note 17 – Subsequent Events

25. Based on your disclosure regarding Southland Health Services, it is unclear whether or not you believe your investment in Southland can be realized. In this regard, we note that Southland is not current in its periodic filings with the SEC. Please provide us with any financial information you may have with respect to Southland and tell us whether or not Southland has discontinued its operations.

26. Please tell us what consideration has been given to recording a write off of your "Goodwill – Investments in Contracts" in light of the IRS action taken against American Eagle.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief